Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE
CERTIFICATE OF INCORPORATION OF
MATHSTAR, INC.

MathStar, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is MathStar, Inc.

SECOND: At a meeting of the Board of Directors of MathStar, Inc., resolutions were duly adopted declaring the advisability of an amendment to the Certificate of Incorporation, as follows, and providing that:

Article 4.A of the Certificate of Incorporation of MathStar, Inc. shall be hereby amended and restated to read as follows:

“ARTICLE 4.
Capital Stock

A.            The total number of shares of stock of all classes which the Corporation shall have authority to issue is Twenty-Eight Million (28,000,000) shares, consisting of Eighteen Million (18,000,000) shares of common stock, $0.01 per share par value, and Ten Million (10,000,000) shares of preferred stock, $0.01 per share par value.

Upon this Certificate of Amendment to the Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be, and hereby is, reclassified as and changed into one-fifth (1/5) of a share of common stock, par value $0.01 per share (the “New Common Stock”). Each outstanding stock certificate which immediately before the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by one-fifth (1/5) and, with respect to any fractional shares (that is, a fraction of a share less than one whole share), rounding such number up to the nearest whole integer, and shares of Old Common Stock held in uncertificated form shall be treated in the same manner.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: This Certificate of Amendment of Certificate of Incorporation was duly adopted at said meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MathStar, Inc. has caused this certificate to be signed by its Secretary as of the 23rd day of May, 2008.

/s/ John M. Jennings
John M. Jennings
Title: Secretary and Chief Accounting Officer